1000 Walnut Street / Post Office Box 419248 / Kansas City, Missouri 64151-6248 / 816.234.2000

September 5, 2012

By Edgar Filing

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Dear Mr. West:

We are in receipt of your letter dated August 24, 2012 wherein you have reviewed our Form 10-K for the year ended December 31, 2011 and our Form 10-Q for the three months ended March 31, 2012 and have noted several areas where you are requesting additional information. In response we submit the following:

Form 10-K for the Fiscal Year Ended December 31, 2011

1.	Troubled debt restructurings
You ask us to explain why we cannot quantify the financial effect of the modifications as required by ASC 310-10-50-33(a).

Most of the relevant disclosure is located on page 72 in our Form 10-K. We also have further disclosure in the MD&A section on page 33 about loans that are troubled debt restructurings. The table listed on that page shows total loans classed as troubled debt restructurings (TDR's) amounting to $97.9 million, of which $34.1 million are non- accrual. Other TDR's consist of performing commercial loans ($41.3 million) and consumer credit card loans ($22.4 million).

For non-accrual loans classified as TDR's, the loans had either been previously written down to net realizable value at the time of modification or the modification did not result in any further financial effect to the Company. For performing commercial loans classified as TDR's, the modification was solely the result of the loans being renewed at rates judged not to be market, and no other concessions were made such as principal or interest forgiveness. It was fully expected on these loans that the contractual interest amounts would be fully collectible along with the principal balance. As such there were no direct financial effects due to the renewal and designation of TDR status of these loans.

Consumer credit card loans classified as TDR's are loans with borrowers under debt management plans. With over 4,100 accounts, these loans approximated 2.8% of total credit card loans and modifications generally involved removing the available line of credit, placing loans on amortizing status and lowering interest rates. The financial effect of lowering the interest rates and placing the loans on amortizing basis is estimated to decrease interest income between $1.7 million and $2.7 million on an annual, pre-tax basis, compared to amounts contractually owed.

Going forward we will re-organize our disclosures to be clearer and enhance these disclosures to further explain the financial effects of the TDR's as described above. We have attached the proposed disclosure to page 72 of the 2011 Form 10-K as Exhibit A.

2.	Note 15 - Fair Value Measurements

You ask that in future filings, we revise our disclosures to more clearly explain how we factor both our own and counter party risk into fair value determinations for our derivative instruments. Attached as Exhibit B is our proposed revision to our disclosures on page 96 of the 2011 Form 10-K to be included in future filings, which we believe clarifies this disclosure.

3.	Note 16 - Fair Value of Financial Instruments

You ask why we believe that it is appropriate not to use exit price and the measurement of fair value as required by ASC 820-10-35-9A.

We believe that our measurement of the fair value of loans is supported by the example at ASC 825-10-55-3. This example and its inconsistency with the exit price concept of ASC 820-10-35-9A was discussed by the FASB during deliberations leading to the issuance of ASU 2011-04. That discussion and the Board's decision not to amend the ASC 825 example led us to the conclusion that this measurement was an acceptable alternative to ASC 820 and is a common practice within the banking industry. The ASC 825 example utilizes a discounted cash flows methodology, using current rates at which similar loans would be made to borrowers with similar credit ratings. There is no readily accessible market for obtaining 3rd party quotes for many of the loans within our loan portfolio, and we believe that the application of nonperformance and liquidity risk adjustments that a market participant would apply are difficult to estimate with acceptable accuracy. We believe that the measurement process prescribed by ASC 825 is sufficient to fairly present the fair value of the loan portfolio and, at this time, is more appropriate, given the practical difficulties of accurately applying the exit price concept of ASC 820.

Form 10-Q for the Quarterly Period Ended March 31, 2012

4.	Form 10-Q Note 12 Fair Value Measurements

You note that in our Form 10-Q for March 31, 2012, we have classified certain assets and liabilities measured at fair value on a recurring and non-recurring basis as Level 3 including auction rate securities, private equity investments, certain loans, mortgage servicing rights, foreclosed and long-lived assets. You were unable to locate descriptions of our valuation processes used as required by ASC 820-10-50 and 55 and ask that we provide such disclosures in future filings.

On page 26 and 27 of our Form 10-Q we provide a description of valuation methodologies for instruments measured at fair value on a recurring basis including auction rate securities, private equity investments and other instruments. On pages 31-32 we provide descriptions of valuation methods for instruments measured on a non-recurring basis including mortgage servicing rights, certain collateral dependent impaired loans, and foreclosed and long-lived assets. We did not, however, discuss the valuation processes for these instruments, some of which we do not consider to be significant, as described below. We have attached as Exhibit C a proposed disclosure for Note 12 which adds a description of the valuation process for the significant instruments.

5.	Valuation methods for instruments measured at fair value on a non-recurring basis

You ask that in future filings we provide quantitative disclosures about the significant unobservable inputs used in fair value measurements for certain loans, mortgage servicing rights, foreclosed and long-lived assets.

ASC 820-10-50-2-bbb provides that when unobservable inputs are not readily quantifiable they are not required to be disclosed. Valuation methods for collateral dependent loans and long-lived assets are mainly based on appraisals, in addition to judgments and other inputs that are not readily quantifiable. Mortgage servicing rights and foreclosed assets represent immaterial assets, and we believe that detailed information about unobservable inputs would not be meaningful in this disclosure. As part of our proposed revision to Note 12 in # 4 above, for collateral dependent impaired loans and long lived assets, we will indicate that quantifiable information about unobservable inputs is not available.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

Should you need added information about any of the details provided above, please do not hesitate to contact me directly at 816-234-2081.

Sincerely,

/s/ Jeffery Aberdeen

Jeffery Aberdeen, Controller
Jeffa@cbsh.com
Fax 816-234-2369

Exhibit A

Troubled debt restructurings

As mentioned above, the Company's impaired loans include loans which have been classified as troubled debt restructurings, as shown in the table below. Total restructured loans include both loans on non-accrual, which totaled $34.1 million, and other restructured loans. Restructured loans are placed on non-accrual status if the Company does not believe it probable that amounts due under the contractual terms will be collected. Other restructured loans consist mainly of performing commercial loans and consumer credit loans under debt management programs. The performing commercial loans are classified as troubled debt restructurings when at renewal, the contractual interest rate of the renewed loan, which may be greater or less than the rate on the previous loan, was not judged to be a market rate for debt with similar risk. Consumer credit card loans classified as troubled debt restructurings are loans with borrowers under debt management plans. Modifications generally involve removing the available line of credit, placing loans on amortizing status and lowering the contractual interest rate.

The table below shows the outstanding balance of loans classified as troubled debt restructurings at December 31, 2011, in addition to the period end balances of restructured loans which the Company considers to have been in default at any time during the past twelve months. For purposes of this disclosure, the Company considers "default" to mean 90 days or more past due as to interest or principal.

(In thousands)	December 31, 2011	Balance 90 days past due at any time during previous 12 months
Commercial:
Business	$19,821	$—
Real estate - construction and land	39,677	9,736
Real estate - business	12,992	1,595
Personal Banking:
Real estate - personal	3,031	—
Consumer credit card	22,428	6,333
Total restructured loans	$97,949	$17,664

For those loans on non-accrual also classified as restructured, the modification did not create any further financial effect on the Company as those loans were already written down to net realizable value. For those performing commercial loans classified as restructured, there were no concessions involving forgiveness of principal or interest and, therefore, there was no financial impact to the Company as a result of modification to these loans. The effects of modifications to consumer credit card loans were estimated to decrease interest income between $1.7 million and $2.7 million on an annual, pre-tax basis, compared to amounts contractually owed.

The allowance for loan losses related to troubled debt restructurings on non-accrual status is determined by individual evaluation, including collateral adequacy, using the same process as loans on non-accrual status which are not classified as troubled debt restructurings. Those performing commercial loans classified as troubled debt restructurings are accruing loans which management expects to collect under contractual terms and are generally risk-rated as substandard. These loans had no other concessions granted other than being renewed at an interest rate judged not to be market. The allowance for loan losses related to accruing restructured loans is determined by collective evaluation because the loans have similar risk characteristics. Collective evaluation, which is the same process used for other substandard loans, considers historical experience and current economic factors.

If a troubled debt restructuring defaults and is already on non-accrual status, the allowance for loan losses continues to be based on individual evaluation, using discounted expected cash flows or the fair value of collateral. If a substandard, accruing troubled debt restructuring defaults, the loan's risk rating is downgraded to non-accrual status, and the loan's related allowance for loan losses is determined based on individual evaluation.

The Company had commitments of $10.3 million at December 31, 2011 to lend additional funds to borrowers with restructured loans.

Exhibit B

Derivatives

The Company's derivative instruments include interest rate swaps, foreign exchange forward contracts, commitments and sales contracts related to personal mortgage loan origination activity, and certain credit risk guarantee agreements. When appropriate, the impact of credit standing as well as any potential credit enhancements, such as collateral, has been considered in the fair value measurement.

•
Valuations for interest rate swaps are derived from a proprietary model, whose significant inputs are readily observable market parameters, primarily yield curves used to calculate current exposure. Counterparty credit risk is incorporated into the model and calculated by applying a net credit spread over LIBOR to the swap's total expected exposure over time. The net credit spread is comprised of spreads for both the Company and its counterparty, derived from probability of default and other loss estimate information obtained from a third party credit data provider or from the Company's Credit Department when not otherwise available. The credit risk component is not significant compared to the overall fair value of the swaps. The results of the model are constantly validated through comparison to active trading in the marketplace. These fair value measurements are classified as Level 2.

•	Fair value measurements for foreign exchange contracts are derived from a model whose primary inputs are quotations from global market makers, and are classified as Level 2.

•
The fair values of mortgage loan commitments and forward sales contracts on the associated loans are based on quoted prices for similar loans in the secondary market. However, these prices are adjusted by a factor which considers the likelihood that a commitment will ultimately result in a closed loan. This estimate is based on the Company's historical data and its judgment about future economic trends. Based on the unobservable nature of this adjustment, these measurements are classified as Level 3.

•
The Company's contracts related to credit risk guarantees are valued under a proprietary model which uses unobservable inputs and assumptions about the creditworthiness of the counterparty (generally a Bank customer). Customer credit spreads, which are based on probability of default and other loss estimates, are calculated internally by the Company's Credit Department, as mentioned above, and are based on the Company's internal risk rating for each customer. Because these inputs are significant to the measurements, they are classified as Level 3.

Exhibit C

12. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain financial and nonfinancial assets and liabilities and to determine fair value disclosures. Various financial instruments such as available for sale and trading securities, certain non-marketable securities relating to private equity activities, and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets and liabilities on a nonrecurring basis, such as loans held for sale, mortgage servicing rights and certain other investment securities. These nonrecurring fair value adjustments typically involve lower of cost or fair value accounting, or write-downs of individual assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. For accounting disclosure purposes, a three-level valuation hierarchy of fair value measurements has been established. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).

•
Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Company's best information and assumptions that a market participant would consider.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets, and the Company must use alternative valuation techniques to derive an estimated fair value measurement.
Instruments Measured at Fair Value on a Recurring Basis

The table below presents the March 31, 2012 and December 31, 2011 carrying values of assets and liabilities measured at fair value on a recurring basis. There were no transfers among levels during the first three months of 2012 or the twelve months ended December 31, 2011.

		Fair Value Measurements Using
(In thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2012
Assets:
Available for sale securities:
U.S. government and federal agency obligations	$368,662	$361,150	$7,512	$—
Government-sponsored enterprise obligations	277,924	—	277,924	—
State and municipal obligations	1,326,867	—	1,196,994	129,873
Agency mortgage-backed securities	3,866,456	—	3,866,456	—
Non-agency mortgage-backed securities	294,221	—	294,221	—
Other asset-backed securities	2,817,492	—	2,817,492	—
Other debt securities	123,355	—	123,355	—
Equity securities	45,422	32,225	13,197	—
Trading securities	34,178	—	34,178	—
Private equity investments	72,121	—	—	72,121
Derivatives *	18,785	—	18,776	9
Assets held in trust	5,375	5,375	—	—
Total assets	$9,250,858	$398,750	$8,650,105	$202,003
Liabilities:
Derivatives *	$20,076	$—	$19,961	$115
Total liabilities	$20,076	$—	$19,961	$115
December 31, 2011
Assets:
Available for sale securities:
U.S. government and federal agency obligations	$364,665	$357,155	$7,510	$—
Government-sponsored enterprise obligations	315,698	—	315,698	—
State and municipal obligations	1,245,284	—	1,109,663	135,621
Agency mortgage-backed securities	4,106,059	—	4,106,059	—
Non-agency mortgage-backed securities	316,902	—	316,902	—
Other asset-backed securities	2,693,143	—	2,693,143	—
Other debt securities	141,260	—	141,260	—
Equity securities	41,691	27,808	13,883	—
Trading securities	17,853	—	17,853	—
Private equity investments	66,978	—	—	66,978
Derivatives *	21,537	—	21,502	35
Assets held in trust	4,506	4,506	—	—
Total assets	$9,335,576	$389,469	$8,743,473	$202,634
Liabilities:
Derivatives *	$22,722	$—	$22,564	$158
Total liabilities	$22,722	$—	$22,564	$158
* The fair value of each class of derivative is shown in Note 10.

Valuation methods for instruments measured at fair value on a recurring basis

Following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Available for sale investment securities

For available for sale securities, changes in fair value, including that portion of other-than-temporary impairment unrelated to credit loss, are recorded in other comprehensive income. As mentioned in Note 3 on Investment Securities, the Company records the credit-related portion of other-than-temporary impairment in current earnings. This portfolio comprises the majority of the assets which the Company records at fair value. Most of the portfolio, which includes government-sponsored enterprise, mortgage-backed and asset-backed securities, are priced utilizing industry-standard models that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. These measurements are classified as Level 2 in the fair value hierarchy. Where quoted prices are available in an active market, the measurements are classified as Level 1. Most of the Level 1 measurements apply to common stock and U.S. Treasury obligations.

Valuation methods and inputs, by class of security:

•	U.S. government and federal agency obligations
U.S. treasury bills, bonds and notes, including TIPS, are valued using live data from active market makers and inter-dealer brokers. Valuations for stripped coupon and principal issues are derived from yield curves generated from various dealer contacts and live data sources.

•	Government-sponsored enterprise obligations
Government-sponsored enterprise obligations are evaluated using cash flow valuation models. Inputs used are live market data, cash settlements, Treasury market yields, and floating rate indices such as LIBOR, CMT, and Prime.

•	State and municipal obligations, excluding auction rate securities
A yield curve is generated and applied to bond sectors, and individual bond valuations are extrapolated. Inputs used to generate the yield curve are bellwether issue levels, established trading spreads between similar issuers or credits, historical trading spreads over widely accepted market benchmarks, new issue scales, and verified bid information. Bid information is verified by corroborating the data against external sources such as broker-dealers, trustees/paying agents, issuers, or non-affiliated bondholders.

•	Mortgage and asset-backed securities
Collateralized mortgage obligations and other asset-backed securities are valued at the tranche level. For each tranche valuation, the process generates predicted cash flows for the tranche, applies a market based (or benchmark) yield/spread for each tranche, and incorporates deal collateral performance and tranche level attributes to determine tranche-specific spreads to adjust the benchmark yield. Tranche cash flows are generated from new deal files and prepayment/default assumptions. Tranche spreads are based on tranche characteristics such as average life, type, volatility, ratings, underlying collateral and performance, and prevailing market conditions. The appropriate tranche spread is applied to the corresponding benchmark, and the resulting value is used to discount the cash flows to generate an evaluated price.

Valuation of agency pass-through securities, typically issued under GNMA, FNMA, FHLMC, and SBA programs, are primarily derived from information from the To Be Announced (TBA) market. This market consists of generic mortgage pools which have not been received for settlement. Snapshots of the TBA market, using live data feeds distributed by multiple electronic platforms, and in conjunction with other indices, are used to compute a price based on discounted cash flow models.

•	Other debt securities
Other debt securities are valued using active markets and inter-dealer brokers as well as bullet spread scales and option adjusted spreads. The spreads and models use yield curves, terms and conditions of the bonds, and any special features (i.e., call or put options, redemption features, etc.).

•	Equity securities
Equity securities are priced using the market prices for each security from the major stock exchanges or other electronic quotation systems. These are generally classified as Level 1 measurements. Stocks which trade infrequently are classified as Level 2.

At March 31, 2012, the Company held in its available for sale portfolio certain auction rate securities (ARS) totaling $129.9 million. The auction process by which the ARS are normally priced has not functioned since 2008, and due to the illiquidity in the market, the fair value of these securities cannot be based on observable market prices. The fair values of the ARS are estimated using a discounted cash flows analysis which is discussed more fully in the Level 3 Inputs section of this note. Because several of the inputs significant to the measurement are not observable, these measurements are classified as Level 3 measurements.

Trading securities

The securities in the Company's trading portfolio are priced by averaging several broker quotes for similar instruments and are classified as Level 2 measurements.

Private equity investments

These securities are held by the Company's private equity subsidiaries and are included in non-marketable investment securities in the consolidated balance sheets. Due to the absence of quoted market prices, valuation of these nonpublic investments requires significant management judgment. These fair value measurements, which are discussed in the Level 3 Inputs section of this note, are classified as Level 3.

Derivatives

The Company's derivative instruments include interest rate swaps, foreign exchange forward contracts, commitments and sales contracts related to personal mortgage loan origination activity, and certain credit risk guarantee agreements. When appropriate, the impact of credit standing, as well as any potential credit enhancements such as collateral, has been considered in the fair value measurement.

•
Valuations for interest rate swaps are derived from a proprietary model, whose significant inputs are readily observable market parameters, primarily yield curves used to calculate current exposure. Counterparty credit risk is incorporated into the model and calculated by applying a net credit spread over LIBOR to the swap's total expected exposure over time. The net credit spread is comprised of spreads for both the Company and its counterparty, derived from probability of default and other loss estimate information obtained from a third party credit data provider or from the Company's Credit Department when not otherwise available. The credit risk component is not significant compared to the overall fair value of the swaps. The results of the model are constantly validated through comparison to active trading in the marketplace. These fair value measurements are classified as Level 2.

•	Fair value measurements for foreign exchange contracts are derived from a model whose primary inputs are quotations from global market makers and are classified as Level 2.

•
The fair values of mortgage loan commitments and forward sales contracts on the associated loans are based on quoted prices for similar loans in the secondary market. However, these prices are adjusted by a factor which considers the likelihood that a commitment will ultimately result in a closed loan. This estimate is based on the Company's historical data and its judgment about future economic trends. Based on the unobservable nature of this adjustment, these measurements are classified as Level 3.

•
The Company's contracts related to credit risk guarantees are valued under a proprietary model which uses unobservable inputs and assumptions about the creditworthiness of the counterparty (generally a Bank customer). Customer credit spreads, which are derived from probability of default and other loss estimates, are calculated internally by the Company's Credit Department, as mentioned above, and are based on the Company's internal risk rating for each customer. Because these inputs are significant to the measurements, they are classified as Level 3.

Assets held in trust

Assets held in an outside trust for the Company's deferred compensation plan consist of investments in mutual funds. The fair value measurements are based on quoted prices in active markets and classified as Level 1. The Company has recorded an asset representing the total investment amount. The Company has also recorded a corresponding nonfinancial liability, representing the Company's liability to the plan participants.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(In thousands)	State and Municipal Obligations	Private Equity Investments	Derivatives	Total
For the three months ended March 31, 2012
Balance January 1, 2012	$135,621	$66,978	$(123)	$202,476
Total gains or losses (realized/unrealized):
Included in earnings	—	4,125	(11)	4,114
Included in other comprehensive income	(5,458)	—	—	(5,458)
Investment securities called	(350)	—	—	(350)
Discount accretion	60	—	—	60
Purchase of private equity securities	—	3,275	—	3,275
Sale / paydown of private equity securities	—	(2,434)	—	(2,434)
Capitalized interest/dividends	—	177	—	177
Purchase of risk participation agreement	—	—	28	28
Balance March 31, 2012	$129,873	$72,121	$(106)	$201,888
Total gains or losses for the three months included in earnings attributable to the
change in unrealized gains or losses relating to assets still held at March 31, 2012	$—	$4,125	$(2)	$4,123
For the three months ended March 31, 2011
Balance January 1, 2011	$150,089	$53,860	$352	$204,301
Total gains or losses (realized/unrealized):
Included in earnings	—	1,425	(363)	1,062
Included in other comprehensive income	(1,271)	—	—	(1,271)
Investment securities called	(5,918)	—	—	(5,918)
Discount accretion	307	—	—	307
Purchase of private equity securities	—	179	—	179
Sale / paydown of private equity securities	—	43	—	43
Capitalized interest/dividends	—	—	79	79
Sales of risk participation agreements	—	—	(76)	(76)
Balance March 31, 2011	$143,207	$55,507	$(8)	$198,706
Total gains or losses for the three months included in earnings attributable to the
change in unrealized gains or losses relating to assets still held at March 31, 2011	$—	$1,425	$119	$1,544

Gains and losses on the Level 3 assets and liabilities in the table above are reported in the following income categories:

(In thousands)	Loan Fees and Sales	Other Non-Interest Income	Investment Securities Gains (Losses), Net	Total
For the three months ended March 31, 2012
Total gains or losses included in earnings	$(9)	$(2)	$4,125	$4,114
Change in unrealized gains or losses relating to assets still held at March 31, 2012	$—	$(2)	$4,125	$4,123
For the three months ended March 31, 2011
Total gains or losses included in earnings	$(369)	$6	$1,425	$1,062
Change in unrealized gains or losses relating to assets still held at March 31, 2011	$113	$6	$1,425	$1,544

Level 3 Inputs

As shown above, the Company's significant Level 3 measurements which employ unobservable inputs that are readily quantifiable pertain to auction rate securities and private equity investments.
Information about these inputs is presented in the table and discussions below.

Quantitative Information about Level 3 Fair Value Measurements
	Valuation Technique	Unobservable Input	Range
Auction rate securities	Discounted cash flow	Estimated market recovery period	5 years
		Estimated market rate	2.7% - 4.6%
Private equity investments	Market comparable companies	EBITDA multiple	4.0 - 5.5

The fair values of ARS are estimated using a discounted cash flows analysis in which estimated cash flows are based on mandatory interest rates paid under failing auctions and projected over an estimated market recovery period. Under normal conditions, ARS traded in weekly auctions and were considered liquid investments. The Company's estimate of when these auctions might resume is highly judgmental and subject to variation depending on current and projected market conditions. Few auctions of these securities have been held since 2008, and most sales have been privately arranged. Estimated cash flows during the period over which the Company expects to hold the securities are discounted at an estimated market rate. These securities are comprised of bonds issued by various states and municipalities for healthcare and student lending purposes, and market rates are derived for each type. Market rates are calculated at each valuation date using a LIBOR or Treasury based rate plus spreads representing adjustments for liquidity premium and nonperformance risk. The spreads are developed internally by employees in the Company's bond department. An increase in the holding period alone would result in a higher fair value measurement, while an increase in the estimated market rate (the discount rate) alone would result in a lower fair value measurement. The valuation of ARS is reviewed at least quarterly by members of the Company's Asset/Liability Committee.

The fair values of the Company's private equity investments are based on a determination of fair value of the investee company less exit costs and preference payments assuming the sale of the investee company.  Investee companies are normally non-public entities.  The fair value of the investee company is determined by reference to the investee's total earnings before interest, depreciation/amortization, and income taxes (EBITDA) multiplied by an EBITDA factor.  EBITDA is normally determined based on a trailing prior period adjusted for specific factors including current economic outlook, investee management, and specific unique circumstances such as sales order information, major customer status, regulatory changes, etc.  The EBITDA multiple is based on management's review of published trading multiples for recent private equity transactions and other judgments, and is derived for each individual investee.  The value of the investee company is then reduced to reflect appropriate assumed selling and liquidation costs.  The fair value of the Company's investment (which is usually a partial interest in the investee company) is then calculated based on its ownership percentage in the investee company. On a quarterly basis, these fair value analyses are reviewed by a valuation committee consisting of investment managers and senior Company management.

Instruments Measured at Fair Value on a Nonrecurring Basis

For assets measured at fair value on a nonrecurring basis during the first three months of 2012 and 2011 and still held as of March 31, 2012 and 2011, the following table provides the adjustments to fair value recognized during the respective periods, the level of valuation inputs used to determine each adjustment, and the carrying value of the related individual assets or portfolios at March 31, 2012 and 2011.

		Fair Value Measurements Using
(In thousands)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses) Recognized During the Three Months Ended Mar. 31
March 31, 2012
Collateral dependent impaired loans	$19,579	$—	$—	$19,579	$(1,208)
Mortgage servicing rights	686	—	—	686	40
Foreclosed assets	330	—	—	330	(50)
Long-lived assets	4,647	—	—	4,647	(3,000)

March 31, 2011
Collateral dependent impaired loans	$41,091	$—	$—	$41,091	$(5,458)
Mortgage servicing rights	1,281	—	—	1,281	51
Foreclosed assets	2,301	—	—	2,301	(288)
Long-lived assets	3,300	—	—	3,300	(1,000)

Valuation methods for instruments measured at fair value on a nonrecurring basis

Following is a description of the Company's valuation methodologies used for other financial and nonfinancial instruments measured at fair value on a nonrecurring basis.

Collateral dependent impaired loans

While the overall loan portfolio is not carried at fair value, the Company periodically records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral dependent loans when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. In determining the value of real estate collateral, the Company relies on external and internal appraisals of property values depending on the size and complexity of the real estate collateral. The Company maintains a staff of qualified appraisers who also review third party appraisal reports for reasonableness. In the case of non-real estate collateral, reliance is placed on a variety of sources, including external estimates of value and judgments based on the experience and expertise of internal specialists. Values of all loan collateral are regularly reviewed by credit administration. Unobservable inputs to these measurements, which include estimates and judgments often used in conjunction with appraisals, are not readily quantifiable. These measurements are classified as Level 3. Changes in fair value recognized for partial charge-offs of loans and loan impairment reserves on loans held by the Company at March 31, 2012 and 2011 are shown in the table above.

Loans held for sale

Loans held for sale are carried at the lower of cost or fair value. At March 31, 2012, this portfolio consisted of student loans. Most of the portfolio is under contract to agencies which have been unable to consistently purchase loans under existing contractual terms. These loans have been evaluated using a fair value measurement method based on a discounted cash flows analysis, which is classified as Level 3. The fair value of these loans was $6.6 million at March 31, 2012, net of an impairment reserve of $171 thousand. The measurement of fair value for other student loans is based on the specific prices mandated in the underlying sale contracts and the estimated exit price and is classified as Level 2.

Private equity investments and restricted stock

These assets are included in non-marketable investment securities in the consolidated balance sheets.  They include investments in private equity concerns held by the Parent company which are carried at cost, reduced by other-than-temporary impairment. These investments are periodically evaluated for impairment based on their estimated fair value as determined by review of available information, most of which is provided as monthly or quarterly internal financial statements, annual audited financial statements, investee tax returns, and in certain situations, through research into and analysis of the assets and investments held by those private equity concerns.   Restricted stock consists of stock issued

by the Federal Reserve Bank and FHLB which is held by the bank subsidiary as required for regulatory purposes.  Generally, there are restrictions on the sale and/or liquidation of these investments, and they are carried at cost, reduced by other-than-temporary impairment.  Fair value measurements for these securities are classified as Level 3.

Mortgage servicing rights

The Company initially measures its mortgage servicing rights at fair value and amortizes them over the period of estimated net servicing income. They are periodically assessed for impairment based on fair value at the reporting date. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the fair value is estimated based on a valuation model which calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, market discount rates, cost to service, float earnings rates, and other ancillary income, including late fees. The fair value measurements are classified as Level 3.

Goodwill and core deposit premium

Valuation of goodwill to determine impairment is performed on an annual basis, or more frequently if there is an event or circumstance that would indicate impairment may have occurred. The process involves calculations to determine the fair value of each reporting unit on a stand-alone basis. A combination of formulas using current market multiples, based on recent sales of financial institutions within the Company's geographic marketplace, is used to estimate the fair value of each reporting unit. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. The fair value of the Company's common stock relative to its computed book value per share is also considered as part of the overall evaluation. These measurements are classified as Level 3.

Core deposit premiums are recognized at the time a portfolio of deposits is acquired. Core deposit premiums are recognized using valuation techniques which calculate the present value of the estimated net cost savings attributable to the core deposit base, relative to alternative costs of funds and tax benefits, if applicable, over the expected remaining economic life of the depositors. Subsequent evaluations are made when facts or circumstances indicate potential impairment may have occurred. The Company uses estimates of discounted future cash flows, comparisons with alternative sources for deposits, consideration of income potential generated in other product lines by current customers, geographic parameters, and other demographics to estimate a current fair value of a specific deposit base. If the calculated fair value is less than the carrying value, impairment is considered to have occurred. This measurement is classified as Level 3.

Foreclosed assets

Foreclosed assets consist of loan collateral which has been repossessed through foreclosure. This collateral is comprised of commercial and residential real estate and other non-real estate property, including auto, marine and recreational vehicles. Foreclosed assets are recorded as held for sale initially at the lower of the loan balance or fair value of the collateral less estimated selling costs. Subsequent to foreclosure, valuations are updated periodically, and the assets may be marked down further, reflecting a new cost basis. Fair value measurements may be based upon appraisals, third-party price opinions, or internally developed pricing methods. These measurements are classified as Level 3.

Long-lived assets

In accordance with ASC 360-10-35, investments in branch facilities and various office buildings are written down to estimated fair value, or estimated fair value less cost to sell if the property is held for sale. Fair value is estimated in a process which considers current local commercial real estate market conditions and the judgment of the sales agent and often involves obtaining third party appraisals from certified real estate appraisers. The carrying amounts of these real estate holdings are regularly monitored by real estate professionals employed by the Company. These fair value measurements are classified as Level 3. Unobservable inputs to these measurements, which include estimates and judgments often used in conjunction with appraisals, are not readily quantifiable. The loss recognized in the first quarter of 2012 resulted primarily from the Company's decision to market certain property adjacent to an office building in downtown Kansas City, also held for sale, which required a write-down to fair value less selling costs.